UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: March 27, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

27 March 2015

CSR plc (“CSR”)

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), CSR confirms that, as at the date of this announcement, it has in issue 166,346,026 ordinary shares (excluding the shares held in treasury) of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase acts as Depositary. 1 ADR represents 4 ordinary shares of CSR. The ADRs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

27 March 2015

CSR plc (“CSR”)

REGULATORY UPDATE

CSR today announces that the Japan Fair Trade Commission has granted clearance for the acquisition of CSR by Qualcomm Global Trading Pte. Ltd. (“QGT”), an indirect wholly owned subsidiary of Qualcomm Incorporated (“Qualcomm”).

Approval for the acquisition has previously been granted by the US Federal Trade Commission, the German Federal Cartel Office and the Korea Fair Trade Commission. The Taiwan Fair Trade Commission determined not to exercise its jurisdiction over the transaction.

Completion remains subject to merger control approvals in China as set out in the Rule 2.7 Announcement issued on 15 October 2014.

The acquisition is expected to close by late summer 2015.

Enquiries:

CSR
Will Gardiner, Chief Financial Officer	+44 (0) 1223 692 000

J.P. Morgan Cazenove (financial adviser to CSR)
New York
Rupert Sadler	+1 212 270 6000
Madhu Namburi

London
Dwayne Lysaght	+44 (0) 20 7777 2000
Jonathan Wilcox
James Robinson

Goldman Sachs International (financial adviser to CSR)
San Francisco
Pawan Tewari	+1 415 393 7500
Tammy Kiely

London
Mark Sorrell	+44 (0) 20 7774 1000
Nick Harper
Alex Garner

FTI Consulting (PR adviser to CSR)
Charlie Palmer	+44 (0) 20 3727 1000
James Melville-Ross

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for CSR and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for CSR and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Publication on website

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in restricted jurisdictions, on CSR’s website at www.csr.com by no later than 12.00 p.m. (London time) on the Business Day following the date of this announcement in accordance with Rule 30.4 of the Code.

The content of CSR’s website is not incorporated into and does not form part of this announcement.